UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3) *

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

23ANDME HOLDING CO.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

90138Q306

(CUSIP Number)

Victoria A. Whyte

GSK plc

79 New Oxford Street

London

WC1A 1DG

United Kingdom

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 90138Q306	13D/A3	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSK plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,983,025 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,983,025 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,983,025 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

 Footnote

(1) Represents shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) that may be obtained upon the conversion of shares of Class B Common Stock (“Class B Common Stock”) held by the reporting persons. Class B Common Stock, which is not registered under the Securities Exchange Act of 1934, as amended, is convertible into shares of Class A Common Stock at the option of the holder on a share-for-share basis.

(2) The percentage reported herein is based upon (i) 19,011,874 shares of Class A Common Stock of 23andMe Holding Co. (the “Issuer”) outstanding as of October 31, 2024, as reported in the Issuer’s Form 10-Q furnished with the Securities and Exchange Commission (the “SEC”) on November 12, 2024, and (ii) 1,983,025shares of Class B Common Stock held directly by Glaxo Group Limited (“GGL”), an indirect wholly owned subsidiary of GSK plc ("GSK"). Effective October 16, 2024, the Issuer completed a 1-for-20 reverse stock split of its Class A Common Stock and Class B Common Stock. All share and conversion amounts reported herein have been adjusted to reflect the reverse stock split.

CUSIP No. 90138Q306	13D/A3	Page 3 of 6

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on November 4, 2022, as amended on January 20, 2023 and February 9, 2024 (the “Schedule 13D”) with respect to the Class A Common Stock of the Issuer, a Delaware incorporated company. GSK is filing this amendment to disclose its new percentage beneficial ownership in the Issuer, which has been decreased as a result of an increase in the outstanding Class A Common Stock of the Issuer. The Issuer’s principal executive offices are located at 223 N. Mathilda Avenue, Sunnyvale, California 94086.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 5. Interest in Securities of the Issuer.

The response set forth in Items 5 (a) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

a.	GSK beneficially owns 1,983,025 shares of Class B Common Stock, which represents 9.5% of the 19,011,874 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2024, as reported in the Issuer’s Form 10-Q on November 12, 2024 and the 1,983,025shares of Class B Common Stock held by GGL.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 14, 2024

GSK plc

By:	/s/ Victoria A. Whyte
Name: Victoria A. Whyte
Title: Authorized Signatory

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Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors

Sir Jonathan Symonds CBE	79 New Oxford Street London, WC1A 1DG United Kingdom	Chair and Company Director	British
Emma Walmsley	79 New Oxford Street London, WC1A 1DG United Kingdom	Executive Director	British
Julie Brown	79 New Oxford Street London, WC1A 1DG United Kingdom	Company Director	British
Elizabeth McKee Anderson	79 New Oxford Street London, WC1A 1DG United Kingdom	Company Director	US
Charles Bancroft	79 New Oxford Street, London, WC1A 1DG, United Kingdom	Company Director	US
Dr. Hal Barron	79 New Oxford Street London, WC1A 1DG United Kingdom	Company Director	US
Dr. Anne Beal	79 New Oxford Street London, WC1A 1DG England	Company Director	US
Wendy Becker	79 New Oxford Street London, WC1A 1DG United Kingdom	Company Director	British & US & Italian
Dr. Harry (Hal) Dietz	79 New Oxford Street London, WC1A 1DG United Kingdom	Company Director	US
Dr. Jesse Goodman	79 New Oxford Street London, WC1A 1DG United Kingdom	Company Director	US
Jeannie Tsun-Huei Lee	79 New Oxford Street London, WC1A 1DG United Kingdom	Company Director	US
Dr. Vishal Sikka	79 New Oxford Street London, WC1A 1DG United Kingdom	Company Director	US

CUSIP No. 90138Q306	13D/A3	Page 6 of 6

Name	Business Address	Principal Occupation or Employment	Citizenship
GSK Leadership Team

Emma Walmsley	79 New Oxford Street London, WC1A 1DG United Kingdom	Chief Executive Officer	British
Julie Brown	79 New Oxford Street London, WC1A 1DG United Kingdom	Chief Financial Officer	British
Diana Conrad	79 New Oxford Street London, WC1A 1DG United Kingdom	Chief People Officer	Canadian
James Ford	79 New Oxford Street London, WC1A 1DG United Kingdom	SVP and Group General Counsel, Legal and Compliance	British & US
Sally Jackson	79 New Oxford Street London, WC1A 1DG United Kingdom	SVP, Global Communications and CEO Office	British
Luke Miels	79 New Oxford Street London, WC1A 1DG United Kingdom	Chief Commercial Officer	Australian
Shobana Ramakrishnan	79 New Oxford Street London, WC1A 1DG United Kingdom	Chief Digital & Technology Officer	US
David Redfern	79 New Oxford Street London, WC1A 1DG United Kingdom	President, Corporate Development	British
Regis Simard	79 New Oxford Street London, WC1A 1DG United Kingdom	President, Global Supply Chain	French & British
Philip Thomson	79 New Oxford Street London, WC1A 1DG United Kingdom	President, Global Affairs	British
Deborah Waterhouse	79 New Oxford Street London, WC1A 1DG United Kingdom	CEO, ViiV Healthcare and President Global Health, GSK	British
Tony Wood	79 New Oxford Street London, WC1A 1DG United Kingdom	Chief Scientific Officer	British